SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-PX

ANNUAL REPORT OF PROXY VOTING RECORD
OF REGISTERED MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number   811-3627

Greenspring Fund, Incorporated
(Exact Name of Registrant as Specified in Charter)

2330 West Joppa Road, Suite 110
Lutherville, Maryland 21093-4641
(Address of Principal Executive Offices)(Zip Code)

Registrant's Telephone Number, including Area Code: (410)823-5353

Mr. Charles vK. Carlson, President
2330 West Joppa Road, Suite 110
Lutherville, Maryland 21093-4641
(Name and address of Agent for Service)

Date of fiscal year end: December 31, 2015

Date of reporting period: June 30, 2015

Form N-PX is to be used by a registered management investment company,
other than a small business investment company registered on Form N-5
(239.24 and 274.5 of this chapter), to file reports with the Commission,
not later than August 31 of each year, containing the registrant's proxy
voting record for the most recent twelve-month period ended June 30,
pursuant to section 30 of the Investment Company Act of 1940 and rule
30b1-4 thereunder (17 CFR 270.30b1-4). The Commission may use the
information provided on Form N-PX in its regulatory, disclosure review,
inspection, and policymaking roles.

A registrant is required to disclose the information specified by
Form N-PX, and the Commission will make this information public. A
registrant is not required to respond to the collection of information
contained in Form N-PX unless the Form displays a currently valid Office
of Management and Budget ("OMB") control number. Please direct comments
concerning the accuracy of the information collection burden estimate
and any suggestions for reducing the burden to the Secretary, Securities
and Exchange Commission, 450 Fifth Street, NW, Washington, DC
20549-0609. The OMB has reviewed this collection of information under
the clearance requirements of 44 U.S.C. 3507.

Item 1. Proxy Voting Record 07/01/14-06/30/15

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ISSUER	TICKER	CUSIP	MEETING DATE	MATTER VOTED ON	PROPOSED BY	VOTE CAST	FOR/AGAINST ABSTAIN	FOR/AGAINST MANAGEMENT
CA, Inc.	CA	12673P105	07/30/14	1) Election of Directors	Management	07/07/14	For	For
				2) Ratify KPMG as IA	Management	07/07/14	For	For
				3) Advisory vote on executive compensation	Management	07/07/14	For	For
Harmonic, Inc.	HLIT	413160102	07/29/14	1) Election of Directors	Management	07/07/14	For	For
				2) Advisory vote on executive compensation	Management	07/07/14	For	For
				3) Amendment to Employee Stock Purchase Plan to increase number of shares reserved for issuance by 1 million	Management	07/07/14	For	For
				4) Amendment to Director Stock Plan to increase the number of shares reserved for issuance by 350,000 shares	Management	07/07/14	For	For
				5) Ratify PwC as IA	Management	07/07/14	For	For
Clifton Bancorp, Inc.	CSBK	186873105	08/07/14	1) Election of Directors	Management	07/23/14	For	For
				2) Ratify BDO as IA	Management	07/23/14	For	For
				3) Advisory vote on executive compensation	Management	07/23/14	For	For
Heritage Financial Group, Inc.	HBOS	42726X102	09/23/14	1) Approve merger between Heritage Financial Group and Alarion Financial Services	Manaagement	09/25/14	For	For
				2) Adjourn meeting to solicit additional votes if necessary	Management	09/25/14	For	For
Dycom Industries, Inc.	DY	267475101	11/25/14	1) Election of Directors	Management	11/19/14	For	For
				2) Ratify DT as IA	Management	11/19/14	For	For
				3) Advisory vote on executive compensation	Management	11/19/14	For	For
Silicon Graphics International Corp.	SGI	82706L108	12/09/14	1) Election of Directors	Management	12/08/14	For/Agnst	For/Agnst
				2) Approval of 2014 Omnibus Plan	Management	12/08/14	For	For
				3) Approval of Restated	Management	12/08/14	For	For

				Stock Purchase Plan				
				4) Ratify DT as IA	Management	12/08/14	For	For
				5) Advisory vote on executive compensation	Management	12/08/14	Against	Against
Emerson Electric Co.	EMR	291011104	02/03/15	1) Election of Directors	Management	02/02/15	For	For
				2) Advisory vote on executive compensation	Management	02/02/15	For	For
				3) Approval of Emerson 2015 Incentive Shares Plan	Management	02/02/15	For	For
				4) Re-approval of performance measures under Emerson Annual Incentive Plan	Management	02/02/15	For	For
				5) Ratify KPMG as IA	Management	02/02/15	For	For
				6) Sustainability Report	Shareholder	02/02/15	Against	For
				7) Political Conributions Report	Shareholder	02/02/15	Against	For
				8) Lobbying Report	Shareholder	02/02/15	Against	For
Grammercy Property Trust, Inc.	GPT	38489R100	02/26/15	1) To approve amendment increasing number of authorized shares of common stock	Management	02/19/15	For	For
Essa Bancorp, Inc.	ESSA	29667D104	03/05/15	1) Election of Directors	Management	03/04/15	For	For
				2) Ratify IA	Management	03/04/15	For	For
				3) Advisory vote on executive compensation	Management	03/04/15	For	For
				4) Other business	Management	03/04/15	For	For
Cytec Industries, Inc.	CYT	232820100	04/16/15	1) Election of Directors	Management	04/13/15	For	For
				2) Ratify KPMG as IA	Management	04/13/15	For	For
				3) Advisory vote on executive compensation	Management	04/13/15	For	For
AES Corp.	AES	00130H105	04/23/15	1) Election of Directors	Management	04/22/15	For	For
				2) Approval of 2003 Long Term Comp Plan as amended	Management	04/22/15	For	For
				3) Approval of Performance Incentive Plan as amended	Management	04/22/15	For	For
				4) Ratify E&Y as IA	Management	04/22/15	For	For
				5) Advisory vote on executive compensation	Management	04/22/15	For	For
				6) Advisory vote to allow Stockholders to request special meetings	Management	04/22/15	For	For
				7) Advisory vote to provide proxy access for stockholder-nominated director candidates	Management	04/22/15	For	For
				8) Special meetings of stockholders	Shareholder	04/22/15	Against	For
				9) Stockholder proxy access	Shareholder	04/22/15	Against	For

MYR Group, Inc.	MYRG	55405W104	04/30/15	1) Election of Directors	Management	04/27/15	For	For
				2) Advisory vote on executive compensation	Management	04/27/15	For	For
				3) Ratify E&Y as IA	Management	04/27/15	For	For
Energen Corporation	EGN	29265N108	04/30/15	1) Election of Directors	Management	04/27/15	For	For
				2) Ratify IA	Management	04/27/15	For	For
				3) Advisory vote on executive compensation	Management	04/27/15	For	For
				4) Methane Gas Emissions	Shareholder	04/27/15	Against	For
				5) Climate Change Report	Shareholder	04/27/15	Against	For
Southern National Bancorp of VA	SONA	843395104	04/23/15	1) Election of Directors	Management	04/15/15	For	For
				2) Ratify Dixon Hughes Goodman as IA	Management	04/15/15	For	For
				3) Advisory vote on executive compensation	Management	04/15/15	For	For
Shore Bancshares,Inc.	SHBI	825107105	04/29/15	1) Election of Directors	Management	04/23/15	For	For
				2) Ratify Stegman as IA	Management	04/23/15	For	For
				3) Advisory vote on executive compensation	Management	04/23/15	For	For
Suncor Energy, Inc.	SU	867224107	04/30/15	1) Election of Directors	Management	04/23/15	For	For
				2) Re-appoint PwC as IA	Management	04/23/15	For	For
				3) Amendment to By-Laws No. 1	Management	04/23/15	For	For
				4) Amendment to By-Laws No. 2	Management	04/23/15	For	For
				5) Advisory vote on executive compensation	Management	04/23/15	For	For
AMC Entertainment	AMC	00165C104	04/28/15	1) Election of Directors	Management	04/27/15	For	For
				2) Ratify KPMG as IA	Management	04/27/15	For	For
				3) Advisory vote on executive compensation	Management	04/27/15	For	For
EOG Resources, Inc.	EOG	26875P101	04/30/15	1) Election of Directors	Management	04/29/15	For	For
				2) Ratify DT as IA	Management	04/29/15	For	For
				3) Advisory vote on executive compensation	Management	04/29/15	For	For
				4) Proxy Access	Shareholder	04/29/15	Against	For
				5) Methane Emissions Report	Shareholder	04/29/15	Against	For
Lumos Networks Corp.	LMOS	550283105	05/05/15	1) Election of Directors	Management	04/16/15	For	For
				2) Advisory vote on executive compensation	Management	04/16/15	For	For
				3) Ratify KPMG as IA	Management	04/16/15	For	For
OceanFirst Financial Corp.	OCFC	675234108	05/06/15	1) Election of Directors	Management	04/29/15	For	For
				2) Advisory vote on executive compensation	Management	04/29/15	For	For
				3) Ratify KPMG as IA	Management	04/29/15	For	For
Pentair Ltd.	PNR	G7S00T104	05/05/15	1) Election of Directors	Management	04/29/15	For	For
				2) Advisory vote on	Management	04/29/15	For	For

					executive compensation			
				3)	Ratify DT as IA and set remuneration	Management	04/29/15	For	For
				4)	To authorize holding 2016 General Meeting outside Ireland	Management	04/29/15	For	For
				5)	To authorize price range at which Company can reissue shares held as Treasury shares	Management	04/29/15	For	For
Phillips 66	PSX	718546104	05/06/15	1)	Election of Directors	Management	04/15/15	For	For
				2)	Ratify E&Y as IA	Management	04/15/15	For	For
				3)	Advisory vote on executive compensation	Management	04/15/15	For	For
				4)	Annual election of Directors	Management	04/15/15	For	For
				5)	Greenhouse Gas Reduction Goals	Shareholder	04/15/15	Against	For
j2 Global, Inc.	JCOM	48123V102	05/06/15	1)	Election of Directors	Management	04/15/15	For	For
				2)	Ratify BDO USA as IA	Management	04/15/15	For	For
				3)	Advisory vote on executive compensation	Management	04/15/15	For	For
				4)	Approval of 2015 Stock Option Plan	Management	04/15/15	For	For
				5)	Amendment to voting provision of Certificate of Incorporation of j2 Cloud Services, a wholly owned subsidiary	Management	04/15/15	For	For
Libbey, Inc.	LBY	529898108	05/12/15	1)	Election of Directors	Management	04/15/14	For	For
				2)	Advisory vote on executive compensation	Management	04/15/15	For	For
				3)	Re-approval of material terms of perfomance objectives of 2006 Omnibus Incentive Plan	Management	04/15/15	For	For
				4)	Ratify DT as IA	Management	04/15/15	For	For
Westfield Financial, Inc.	WFD	96008P104	05/14/15	1)	Election of Directors	Management	05/11/15	For	For
				2)	Advisory vote on executive compensation	Management	05/11/15	For	For
				3)	Ratify Wolf & Co. as IA	Management	05/11/15	For	For
KBR, Inc.	KBR	48242W106	05/14/15	1)	Election of Directors	Management	04/30/15	For	For
				2)	Ratify KPMG as IA	Management	04/30/15	For	For
				3)	Advisory vote on executive compensation	Management	04/30/15	For	For
Republic Services, Inc.	RSG	760759100	05/14/15	1)	Election of Directors	Management	04/30/15	For	For
				2)	Advisory vote on executive compensation	Management	04/30/15	For	For

				3) Ratify E&Y as IA	Management	04/30/15	For	For
				4) Proxy access	Shareholder	04/30/15	For	N/A
Beneficial Bancorp, Inc.	BNCL	08171T102	05/21/15	1) Election of Director	Management	05/18/15	For	For
				2) Ratify KPMG as IA	Management	05/18/15	For	For
				3) Advisory vote on executive compensation	Management	05/18/15	For	For
Middleburg Financial Corporation	MBRG	596094102	05/06/15	1) Election of Directors	Management	04/30/15	For	For
				2) Ratify IA	Management	04/30/15	For	For
PPL Corporation	PPL	69351T106	05/20/15	1) Election of Directors	Management	05/18/15	For	For
				2) Amendment to Articles allowing shareowners to call Special Meetings	Management	05/18/15	For	For
				3) Advisory vote on executive compensation	Management	05/18/15	For	For
				4) Ratify IA	Management	05/18/15	For	For
				5) Request for Political Spending Report	Shareholder	05/18/15	Against	For
				6) Proxy Access	Shareholder	05/18/15	Against	For
				7) Independent Board Chair	Shareholder	05/18/15	Against	For
				8) Climate Change and Greenhouse Gas Reduction	Shareholder	05/18/15	Against	For
Rosetta Resources, Inc.	ROSE	777779307	05/15/15	1) Election of Directors	Management	05/11/15	For	For
				2) Advisory vote on executive compensation	Management	05/11/15	For	For
				3) Approval of 2015 Long Term Incentive Plan	Management	05/11/15	For	For
				4) Ratify PwC as IA	Management	05/11/15	For	For
Chicopee Bancorp, Inc	CBNK	168565109	05/27/15	1) Election of Directors	Management	05/18/15	For	For
				2) Ratify IA	Management	05/18/15	For	For
				3) Advisory vote on executive compensation	Management	05/18/15	For	For
Datalink Corporation	DTLK	237934104	05/20/15	1) Election of Directors	Management	05/18/15	For	For
				2) Advisory vote on executive compensation	Management	05/18/15	For	For
				3) Increase number of shares that can be issued pursuant to awards	Management	05/18/15	For	For
				4) Ratify IA	Management	05/18/15	For	For
American National Bankshares, Inc.	AMNB	027745108	05/19/15	1) Election of Directors	Management	05/18/15	For	For
				2) Ratify IA	Management	05/18/15	For	For
				3) Advisory vote on executive compensation	Management	05/18/15	For	For
First Connecticut Bancorp, Inc.	FBNK	319850103	05/20/15	1) Election of Directors	Management	05/18/15	For	For
				2) Advisory vote on executive compensation	Management	05/18/15	For	For
				3) Ratify PwC as IA	Management	05/18/15	For	For

Rush Enterprises, Inc.	RUSHA RUSHB	781846209	05/19/15	1) Election of Directors	Management	05/18/15	For	For
				2) Ratify E&Y as IA	Management	05/18/15	For	For
				3) Recapitalization Plan	Shareholder	05/18/15	For	Against
GSI Group, Inc.	GSIG	36191C205	05/12/15	1) Election of Directors	Management	04/29/15	For	For
				2) Advisory vote on executive compensation	Management	04/29/15	For	For
				3) Appoint PwC as IA	Management	04/29/15	For	For
International Paper Company	IP	460146103	05/11/15	1) Election of Directors	Management	05/06/15	For	For
				2) Ratify DT as IA	Management	05/06/15	For	For
				3) Advisory vote on executive compensation	Management	05/06/15	For	For
				4) Accelerated Vesting of Equity Awards of Senior Executives upon Change of Control	Shareholder	05/06/15	Against	For
FTI Consulting, Inc.	FCN	302941109	06/03/15	1) Election of Directors	Management	05/27/15	For	For
				2) Approval of Amended and Restated 2009 Omnibus Incentive Comp. Plan	Management	05/27/15	For	For
				3) Approval of Performance Goals under Amended and Restated 2009 Omnibus Incentive Comp. Plan	Management	05/27/15	For	For
				4) Ratify KPMG as IA	Management	05/27/15	For	For
				5) Advisory vote on executive compensation	Management	05/27/15	For	For
Cabela's Incorporated	CAB	126804301	06/03/15	1) Election of Directors	Management	06/01/15	For	For
				2) Ratify DT as IA	Management	06/01/15	For	For
				3) Advisory vote on executive compensation	Management	06/01/15	For	For
PGT, Inc.	PGTI	69336V101	05/21/15	1) Election of Directors	Management	05/18/15	For	For
				2) Ratify KPMG as IA	Management	05/18/15	For	For
				3) Approval of 2015 Employee Stock Purchase Plan	Management	05/18/15	For	For
Emcor Group, Inc.	EME	29084Q100	06/11/15	1) Election of Directors	Management	06/08/15	For	For
				2) Advisory vote on executive compensation	Management	06/08/15	For	For
				3) Approval of Material Terms of Performance Goals as modified in 2010 Incentive Plan	Management	06/08/15	For	For
				4) Ratify E&Y as IA	Management	06/08/15	For	For
Harmonic, Inc.	HLIT	413160102	06/29/15	1) Election of Directors	Management	06/03/15	For	For
				2) Advisory vote on executive compensation	Management	06/03/15	For	For
				3) Amendment to 2002 Director	Management	06/03/15	For	For

				Stock Plan to increase number of shares of common stock reserved for issuance by 350,000 shares				
				4) Ratify PwC as IA	Management	06/03/15	For	For
Gramercy Property Trust, Inc.	GPT	38489R605	06/23/15	1) Election of Directors	Management	06/22/15	For	For
				2) Approval of 2015 Equity Incentive Plan	Management	06/22/15	For	For
				3) Ratify E&Y as IA	Management	06/22/15	For	For
				4) Amendment to charter decreasing amount of common stock authorized to issue	Management	06/22/15	For	For
				5) Advisory vote on executive compensation	Management	06/22/15	For	For
Westbury Bancorp, Inc.	WBB	95727P106	06/17/15	1) Election of Directors	Management	06/15/15	For	For
				2) Ratify McGladrey as IA	Management	06/15/15	For	For
PartnerRe Ltd.	PRE	G6852T105	07/24/15	1) Approval of Amalgamation Agreement	Management	06/10/15	Against	Against
				2) Advisory vote on executive compensation in connection with Amalgamation Agreement.	Management	06/10/15	Against	Against
				3) Adjournment to solicit additional proxies, if necessary.	Management	06/10/15	Against	Against
Rexnord Corporation	RXN	76169B102	06/16/15	1) Election of Directors	Management	06/18/15	For	For
				2) Advisory vote on executive compensation	Management	06/18/15	For	For
				3) Ratify E&Y as IA	Management	06/18/15	For	For

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